# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sono Group N.V., CIK 0001840416
CUSIP: N81409125
Title of class of securities: Ordinary shares, par value of (euro)0.01 per share
Address of issuer's principal executive offices: Waldmeisterstrasse 93, Munich, Germany (2M), 80935
Date of event which requires filing of this statement: 08/10/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001575872-26-000487
Filed by CIK 0002027046

## Reporting persons
- Bambino 255. V V UG (haftungsbeschrankt): type of reporting person: other (OO); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Of the 177,417 ordinary shares in the Issuer reported in the Schedule 13G filed on 07/08/2026, the Reporting Person sold 20,091 ordinary shares on 08/10/2026, resulting in a material change in beneficial ownership. The Reporting Person subsequently sold 4,000 ordinary shares on 08/27/2026, 11,410 ordinary shares on 09/01/2026, 2,000 ordinary shares on 09/10/2026, 619 ordinary shares on 09/11/2026, 109,652 ordinary shares on 09/18/2026 and 29,654 ordinary shares on 10/01/2026. As a result, the Reporting Person no longer holds any ordinary shares in the Issuer.

## Item 1. Issuer
Name of issuer: Sono Group N.V.
Address of issuer's principal executive offices: Waldmeisterstrasse 93, 80935 Munich, Germany

## Item 2. Person Filing
Name of person filing: Bambino 255. V V UG (haftungsbeschrankt)
Address of principal business office or, if none, residence: c/o Dentons GmbH Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft, Markgrafenstrasse 33, 10117 Berlin, Germany
Citizenship: Germany

## Item 4. Ownership
Amount beneficially owned: 0.00
Percent of class: 0.00%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
Certification is no longer applicable because the Reporting Person no longer owns any shares in the Issuer.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bambino 255. V V UG (haftungsbeschrankt): /s/ Holger Ellers, Holger Ellers/Managing Director (10/13/2026)